                                                               Exhibit 3

LOULO UNDER CONSTRUCTION AND SYAMA SOLD AS RANDGOLD CONSOLIDATES

London, 28 April 2004 - London (LSE:RRS) and Nasdaq (GOLD) listed Randgold
Resources sold one gold mine and started building another in the first quarter of this year as it continued to consolidate its project development and exploration presence in Africa.

The Company today reported a profit from mining of US$7.8 million for the three months to March, down from the previous quarter's US$12.7 million as a result of lower production at its Morila joint venture. Production at Morila was impacted negatively by downtime related to the commissioning of a plant expansion programme. While mining costs were up with new contract prices coming into effect, total cash costs of US$185/oz were below forecast. The net loss for the quarter of US$4.9 million is mainly attributable to a non-cash loss of US$5.8 million on the mark-to-market valuation on the last day of the quarter on the forward sales taken out as part of Loulo's project financing.

Results for the quarter do not include the US$10 million plus royalties netted by the recently announced sale of Randgold's 80% stake in the dormant Syama mine to Resolute. Completion of the sale transaction is expected by mid-May. Randgold has kept Syama on care and maintenance since 2002, when the collapse of the gold price made it unprofitable.

At Morila, the expansion programme has been mostly completed after a series of delays due mainly to supply logistics. The programme has been designed to offset the anticipated reduction in the grade by boosting plant throughput from 250 000 tons per month to 350 000 tons. Since the commissioning of the secondary crusher installation on 17 March there has been a marked improvement in mill throughput and if the upward trend is sustained, the Company believes that the mine will still meet its production target for the year of 535 000 ounces. In the meantime, the search for more ounces at Morila is continuing, with the first of nine new targets around the mine being drill-tested.

Construction is under way and on track at Randgold's new mine at Loulo, with the basic infrastructure scheduled for completion before the onset of the rainy season in July. The mine is due to go into production in mid-2005.

Loulo's resource base was increased from 4.26 million ounces to 5.32 million ounces during the quarter as a result of a deep drilling programme which continues to prove the extensions of the orebodies at depths below the two open pits. A prefeasibility study has been commissioned to investigate the potential for two new underground mines at Loulo in addition to the two opencast mines currently being developed.

During the quarter, exploration work was accelerated on Randgold's properties in
West and East Africa. Aggressive drilling programmes are continuing at Morila and Loulo, and site preparation is well advanced for drilling to start in the
Morila region as well as Senegal. Holdings in Tanzania have been consolidated and new targets developed, and a new permit has been granted in Burkina Faso.

Following its recent establishment of a presence in Ghana, Randgold has entered into a joint venture agreement with local miner Adansi Asaasi to explore a licence covering prime ground bordering on Ashanti's Obuasi mine. It has also concluded a partnership deal with longtime associate Inter-Afrique to identify and exploit opportunities in Ghana's gold mining sector.

"Apart from the Morila expansion programme delays, it's been a rewarding and productive quarter," chief executive Dr Mark Bristow said today.

"Our excitement about the new mine at Loulo is being heightened by the great results coming out of the deep-drilling there. The prospect of an underground operation, which will lift Loulo into a much bigger league, is becoming increasingly tangible. The Syama story has had a happy ending: we preserved a national asset for Mali, found a new owner to operate it, and realised some value for ourselves. At Morila, we're working with our joint-venture partners to ensure that the mine meets its targets.

"In line with our belief that value creation in the mining industry can best be achieved through discovery and development, we've stepped up our exploration programmes, and we're investigating some very interesting opportunities in our existing areas of operation as well as in Ghana, which is a new front for us."

At the Company's annual general meeting earlier this week, shareholders approved a motion, subsequently approved by the court, which clears the way for dividend payments to start by expunging accumulated losses through the share premium account. A move to improve the tradability of Randgold Resources' stock further through a two-for-one share split also got the green light.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive, Dr Mark Bristow  +44 779 775 2288
Financial Director, Roger Williams  +44 779 771 9660
Investor & Media Relations, Kathy du Plessis  +27 11 728 4701,
Cell: +27 (0) 83 266 5847  randgoldresources@dpapr.com
Website: www.randgoldresources.com